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                            ITT Hartford Group, Inc.
                                 Hartford Plaza
                               Hartford, CT  06115



February 10, 1997

Hartford Advisers Fund, Inc.
Hartford Plaza
Hartford, CT 06115

Gentlemen:

I have examined the Articles of Incorporation of Hartford Advisers Fund, Inc. (hereafter referred to as "Fund"); the By-Laws of the Fund; documents evidencing various pertinent corporate proceedings; and such other things considered to be material to determine the legality of the sale of the authorized but unissued shares of the Fund's stock. Based upon my examination, it is my opinion that the Fund is a validly organized and existing corporation of the State of Maryland and is legally authorized to issue up to 4 billion shares of common stock of a par value of ten cents (10 CENTS) per share, at prices determined as described in the Fund's currently effective Prospectus, when such shares are properly registered under all applicable federal and state securities laws.

During the fiscal year ended December 31, 1996, all of the Fund's shares were registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

Based upon the foregoing, it is my opinion that the Fund's shares were, when issued for cash consideration as described in the Fund's currently effective prospectus, validly issued, fully paid and nonassessable stock of the Fund.

I hereby consent to the inclusion of this Opinion as an Exhibit to the Rule 24f-2 Notice (1996) of Hartford Advisers Fund, Inc.

Very truly yours,

/s/ Kevin J. Carr

Kevin J. Carr
Counsel